WEIL, GOTSHAL & MANGES LLP

1501 K STREET, NW
SUITE 100
WASHINGTON, DC 20005
(202) 682-7000
FAX: (202) 857-0939

AUSTIN
BOSTON
BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
MUNICH
NEW YORK
PARIS
PRAGUE
SILICON VALLEY
SINGAPORE
WARSAW

WRITER'S DIRECT LINE

202 682-7296 May 20, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549


05008305

Re: Hylsamex, S.A. de C.V.
Commission File Number 82-4252

Dear Sir:

On behalf of Hylsamex,S.A. de C.V., a company organized under the laws of Mexico (File No. 82-4252), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Hylsamex, S.A. de C.V. has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File # 82-4250

Hylsa
mex
Mexico's Steel

Alfa Accepts Techint Offer to Buy Hylsamex

MONTERREY, MEXICO, May 18th, 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex"), the Mexican steel company based in this city, announced today that its parent company ALFA, S.A. DE C.V. ("ALFA") has accepted the Techint Group's ("Techint") offer to buy ALFA's Hylsamex shares. At the same time, Hylsamex is aware that Techint will make a public tender offer for all of Hylsamex's outstanding shares in the Mexican stock market, under the same terms and conditions.

Mr. Dionisio Garza Medina, ALFA's Chairman of the Board and Chief Executive Officer said:

"Techint is a very experienced global company, with presence in Mexico since 1952, managed by people who are committed to the steel industry and to the people that work in their companies. Therefore, we believe Hylsamex will be integrated into a very solid group, which will allow it to continue playing a key role in the Mexican steel industry in the long term, assuring its viability and the employment of its people in an increasingly global industry."

He added, "It is also fair to recognize the extraordinary effort made by Hylsamex's personnel during the difficult years, a key element of its recovery."

Paolo Rocca, President of the Techint organization, commented: "The Hylsamex acquisition strengthens our project of building a leading regional group in Latin America, in order to successfully compete in the global steel industry, which is going through an important consolidation process."

Alejandro M. Elizondo Barragán, Chief Executive Officer of Hylsamex, commented:

"In the last year, the global steel industry has been immersed in a process of consolidation, which seeks the strengthening of the strategic position of the world's most important steelmakers. In this sense, we knew it was convenient to play an active role in this process."

"Although it is difficult to break up from ALFA, with which we have profound ties, we are cheerful to join a company with a prestige and an international presence such as Techint, which we know since many years ago, from our association in Sidor. Techint's professional and financial capacity will allow us to play an important role in the future steel industry of our region."

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron.

The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx